                          Exhibit 10-C

              Annual report Financial information

                  MIDWEST GRAIN PRODUCTS, INC.
                 SELECTED FINANCIAL INFORMATION

                                          (in thousands except per share amounts)
                                                    Years ended June 30.
                       ________________________________________________________________________________________
                                            1994           1993          1992           1991          1990
_______________________________________________________________________________________________________________
Income Statement Data
Net Sales                                  $185,968      $163,426      $155,794       $133,120      $131,599
Cost of Sales                               148,320       130,551       127,883        108,963       112,701
_______________________________________________________________________________________________________________

Gross Profit                                 37,648        32,875        27,911         24,157        18,898
Selling, general and
  administrative expenses                    12,212        10,677         9,794          8,083         7,209
Other operating income (expense)               (669)        (264)            17            135           161
_______________________________________________________________________________________________________________
  Income from operations                     24,767        21,934        18,134         16,209        11,850
Other income, net                               924         1,045         1,191            501           985
Interest expense                                127            71            93            123           490
_______________________________________________________________________________________________________________
  Income from operations
    before income taxes                      25,564        22,908        19,232         16,587        12,345
Provision for income taxes                    9,713         8,278         7,020          5,977         4,461
_______________________________________________________________________________________________________________
  Income from continuing operations          15,851        14,630        12,212         10,610         7,884
Discontinued operations                                     1,665         1,294            530           468
Cumulative effect of change in accounting
  principles--post-retirement benefits                     (2,241)
Cumulative effect of change in accounting
  principles--income taxes                                  2,182
_______________________________________________________________________________________________________________
Net Income                                  $15,851       $16,236       $13,506        $11,140       $ 8,352
===============================================================================================================

Earnings per common share
  Continuing operations                       $1.62         $1.50         $1.25          $1.09         $ .81
  Discontinued operations                                     .17           .13            .05           .05
  Cumulative effect of accounting changes                    (.01)
                                              --------------------------------------------------------------
                                              $1.62         $1.66         $1.38          $1.14         $ .86
                                              ==============================================================

Cash dividends per common share                $.50          $.50          $.48           $.47          $.45
Weighted average common
  shares outstanding                          9,765         9,765         9,765          9,765         9,765

Balance Sheet Data:
  Working capital                           $22,151       $41,580       $37,021        $36,928       $30,943
  Total Assets                             $168,146      $126,671      $115,626       $109,690      $102,271


Long-term debt, less
  current maturities                       $ 25,000                    $     50       $  1,093       $ 1,341
Stockholders' equity                       $114,173      $103,206      $ 91,853       $ 82,986       $76,403


                  1994 ANNUAL REPORT
                         17

                    MIDWEST GRAIN PRODUCTS, INC.
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following table sets forth items in the Company's consolidated statements of income expressed as percentages of net sales for the years indicated and the percentage change in the dollar amount of such items compared to the prior period.

                                         Percentage of                                   Percentage
                                          Net Sales                                   Increase (Decrease)
                                     Years Ended June 30                       -----------------------------
                               ___________________________________                 Fiscal 1994   Fiscal 1993
                                1994          1993         1992                     Over 1993     Over 1992
_________________________________________________________________________      _____________________________
Net Sales                      100.0%        100.0%       100.0%                     13.8%           5.0%
Cost of sales                   79.8          79.9         82.1                      13.6            2.1
_________________________________________________________________________
  Gross profit                  20.2          20.1         17.9                      14.5           17.8
Selling, general and
  administrative expenses        6.6           6.5          6.3                      14.4            9.0
Other operating income (loss)    (.3)          (.2)                                (153.4)        (165.3)
_________________________________________________________________________
  Income from operations        13.3          13.4         11.6                      12.9           21.0
Other income (expense)            .4            .6           .7                     (18.2)         (11.3)
_________________________________________________________________________
Income from continuing
 operations before
 income taxes                   13.7          14.0         12.3                      11.6           19.1
Provision for income taxes       5.2           5.1          4.5                      17.3           17.9
_________________________________________________________________________
  Income from continuing
    operations                   8.5%          8.9%         7.8%                      8.3%          19.8%
=========================================================================
_______________________________________________________________________________________________________________

FISCAL 1994 COMPARED TO FISCAL 1993

     Results of operations in fiscal 1994 surpassed the prior year's results, placing sales and income from continuing operations at record levels. Growth in sales was spurred by strengthened demand for the Company's vital wheat gluten, mostly in the second half of fiscal 1994, and increased production capacities. This resulted in increased volumes and greater production efficiencies, substantially improving the cost effectiveness of Midwest Grain's fully integrated production processes. The improved efficiencies helped to offset higher raw material costs for grain resulting mainly from the adverse effects of last summer's unusually wet weather and floods in the Midwest. Costs for wheat, which the Company mills into flour and then processes into vital wheat gluten and premium wheat starch for food and some non-food applications, were significantly higher in fiscal 1994 compared to costs experienced in fiscal 1993. Because of the wheat's poor milling and protein yield, the Company had to pay substantially higher prices for moderate to high protein wheats, while using more wheat than normally would be necessary to satisfy production requirements. Additionally, costs for corn and milo, which the Company uses for alcohol production, rose considerably in the third and fourth quarters while prices for food grade industrial and fuel alcohol declined. The negative impact of these raw material cost increases was somewhat reduced by improved alcohol production efficiencies resulting from higher alcohol volumes in the food grade industrial category. The higher raw material costs for wheat, corn and milo have subsided since the end of fiscal 1994 due to improved crop conditions

                  1994 ANNUAL REPORT
                          18

                   MIDWEST GRAIN PRODUCTS, INC.
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS

throughout the Midwest generally. Also, gasoline prices are returning to higher levels. However, because the current year's higher quality wheat requires that less gluten be used to fortify
flour, demand for gluten has decreased somewhat.   Additionally,
the Company is seeing strong indications of growing competition from European wheat gluten producers, who are able to take advantage of inequitably low tariff rates to ship their excess product into the United States market. The threat and frequent materialization of this situation has been ongoing, but has ranged in severity depending on the size and quality of European wheat crops and associated factors. To withstand increased competitive pressures, the Company will continue to strengthen its position as a highly reliable, cost-effective domestic supplier.

     Greater operational efficiencies for Midwest Grain's entire corporate complex are expected to result from the major distillery expansion which currently is under construction at the Company's Pekin, Illinois plant. The expansion will prepare the way for future growth objectives in all alcohol product areas by doubling the Company's total alcohol production capacity by early 1995. Significant growth opportunities for fuel alcohol are expected to result from the Environmental Protection Agency's recent ruling that 30% of the motor fuel oxygenates sold in the nation's smoggiest cities be made from renewable sources such as grain-based ethanol. The distillery expansion also is allowing the Company to proceed with additional construction at the Pekin facility which is expected to result in a 70% increase in total wheat starch production capacity and a 40% increase in total wheat gluten production capacity by the spring of 1995.

     The increase in net sales for the 12-month period of fiscal 1994, amounting to approximately $22.5 million, was largely experienced in the third and fourth quarters. The remainder of the increase was experienced in the second quarter. This was mainly due to substantially increased demand for vital wheat gluten and increased production of all three of the Company's principal products, significantly improving operational efficiency. Sales in the first quarter were more severely affected by conditions resulting from last summer's excessive moisture and flooding. In addition to experiencing higher grain costs, the Company was forced to use more expensive methods for routing shipments of raw and finished goods due to damaged rail lines and highways across the country's midsection. More abnormal first quarter costs resulted from a four-day shutdown of the Atchison plant, which occurred when nearby pumping stations which supply water for the plant's distillery process were flooded by the rain-swollen Missouri River. Sales of wheat gluten in fiscal 1994 rose by approximately 31% as the result of increased demand, increased grain costs, and higher volumes. The increased demand resulted partially from increased market needs, principally in the baking industry where more gluten was required to fortify flour due to the poor quality of available wheat during most of the year. Premium wheat starch sales increased by 15%, mainly as the result of higher volumes and increased sales of modified starch varieties in special market niches. Sales of alcohol products climbed 4% in spite of reduced demand, with a substantial increase in food grade industrial alcohol volume and a slight increase in beverage alcohol volume. These increases more than offset a decrease in fuel alcohol volume and added

                    1994 ANNUAL REPORT

                   MIDWEST GRAIN PRODUCTS, INC.
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS

substantially to improvements in the Company's total operational efficiencies. Sales of distillers feed, a by-product of the alcohol production process, were approximately even with the prior year's sales, while all of the Company's flour was used internally as a raw material for the gluten production process. Sales of flour mill by-products, namely mill feeds, rose significantly due to higher volumes resulting from increased flour production to satisfy heightened gluten processing needs. Fluctuations in selling prices of the Company's vital wheat gluten generally are due to fluctuations in grain costs and competition. Wheat starch prices traditionally track corn starch prices, with the exception of the Company's specialty modified starches. Fuel alcohol prices traditionally follow the movement of gasoline prices, and food grade industrial alcohol prices are normally consistent with prices for industrial alcohol derived from synthetic products such as petroleum. During fiscal 1994, the Company's results were negatively affected by low gasoline prices coupled with increased grain costs.

     Raw material cost increases in fiscal 1994 accounted for slightly more than $16 million of the approximately $17.8 million increase in cost of sales compared to fiscal 1993. This was principally due to higher wheat costs and lower protein yields, and increased costs for corn and mil. The lower protein yields caused more wheat to be used than normally would have been required to produce enough flour for wheat gluten processing. A rise in employee insurance costs of approximately $1.6 million also contributed to the increase in total cost of sales in fiscal 1994. This was partially offset by a decrease of $709,150 in maintenance and repair costs compared to fiscal 1993. Other manufacturing cost increases were due to increased production volumes.

     Selling, general and administrative expenses in fiscal 1994 increased by approximately $1.5 million compared to fiscal 1993. The majority of the increase, approximately $1.1 million, resulted from contributions to the Company's management bonus program, which is designed to recognize the accomplishment of specific, pre-established Company goals. Goals in fiscal 1994 were made exceptionally challenging by conditions related to the adverse effects of last summer's unusually wet weather and record floods in the Midwest. The Company achieved a high level of performance for the year and there was a significant rise in the number of bonus recipients. The remainder of the increase was experienced generally throughout the expense categories.

     Pre-tax income for fiscal 1994 increased by approximately
11.5% due primarily to increased volumes and demand for vital wheat gluten offset by reduced prices for food grade industrial and fuel grade alcohol and increased grain costs.

     The consolidated effective income tax rate is consistent for the two fiscal years.

     The general effects of inflation were minimal.

     As a result of the foregoing factors, the Company realized income from continuing operations of $15,851,000 in fiscal 1994 compared to $14,630,000 in fiscal 1993.

FISCAL 1993 COMPARED TO FISCAL 1992

     Sales and income from continuing operations in fiscal 1993 outdistanced the record results achieved in fiscal 1992. The higher results were reached through

                 1994 ANNUAL REPORT
                        20

                   MIDWEST GRAIN PRODUCTS, INC.
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS


increased volume sales of all major products, with alcohol products accounting for the largest surge. Higher yields on grain helped reduce overall raw material costs, which in turn contributed to the increase in profitability. The growth in alcohol volume occurred in the Company's beverage and fuel grade alcohol markets. In January, 1993, the Company announced plans for doubling its total alcohol production capacity by early 1995 with a major expansion at its Pekin, Illinois plant. While the Company will continue to focus on increasing its presence in the beverage and high quality industrial alcohol markets, a sizeable portion of the new capacity is scheduled for fuel alcohol production. The expanded gluten production capacities that went into operation at the Pekin and Atchison, Kansas plants in the latter half of fiscal 1992 allowed the Company to supply increased customer needs and realize higher volume sales in fiscal 1993. Opportunities to produce even greater quantities of gluten were eroded somewhat by a steady stream of gluten imports from the European Community, which grew substantially in the second quarter and had carry-over effects on sales in the third and fourth quarters. The increase in wheat starch volume sales resulted mainly from greater development and penetration of special market niches which utilize the Company's modified starch varieties. To keep up with increasing demand for its wheat starch, the Company initiated the expansion of its modified starch production capacity at the Atchison plant. Expansion of the Company's flour mill in Atchison was also begun in fiscal 1993 to keep pace with increased needs for flour to supply the wheat gluten process.

     The Company's strong financial position has allowed it to adopt an aggressive plant expansion program so that it can remain highly competitive in the years to come. While the Company believes long-term prospects are strong, the excessively wet spring and summer flooding in much of the Midwest is expected to adversely impact fiscal 1994. In addition to causing lower quality wheat harvests, severe damage to rail lines and major highways has caused difficulties with shipments of raw materials and finished goods.

     On December 31, 1992, the Company sold the operations of McCormick Distilling Company, a wholly-owned subsidiary, for an after-tax gain of approximately $1.0 million. McCormick was primarily engaged in the business of bottling alcohol beverages at the Weston, Missouri plant and selling same throughout the United States through distributors. The following discussion relates to the results of continuing operations exclusive of McCormick.

     The increase in sales for the 12-month period of fiscal 1993, amounting to approximately $7.6 million, was evenly experienced through the first three quarters of the year as a result of the higher volumes of all major products. Sales in the fourth quarter were approximately $2.1 million lower than in the final quarter of fiscal 1992 due principally to a curtailment in alcohol and gluten production while necessary repairs and improvements were made to distillery equipment in Atchison.
Sales of all alcohol products for the year increased by approximately 6% over fiscal 1992. An 11% increase in beverage alcohol volume, together with an 11% increase in fuel alcohol volume outweighed a nearly 15% decrease in volume sales of food grade industrial alcohol. Increased prices for fuel and high quality industrial alcohol offset a slight price decrease in the beverage category to

                   1994 ANNUAL REPORT
                          21

                    MIDWEST GRAIN PRODUCTS, INC.
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS


contribute to the gain in total alcohol sales. A 7% increase in volume sales of distillers feed, an alcohol by-product, also contributed to the gain. Sales of vital wheat gluten increased by 15% over fiscal 1992 as a result of increased volume coupled with a modest price increase. The price increase only partially offset successive increases in raw material costs for wheat, which the Company experienced in the second and third quarters of fiscal 1993. For the year, wheat costs averaged slightly higher per bushel than in fiscal 1992, and, because more wheat was required to supply increased production needs, the total cost for this raw material rose accordingly. Sales of flour and other mill products decreased by approximately $5.2 million. This decline resulted almost entirely from a significant reduction in outside sales of flour in order to satisfy internal requirements for its use as a raw material in the gluten process. Sales of premium wheat starch rose by 5% as the result of increased volumes in the second, third and fourth quarters. Wheat starch prices for the year were approximately level with those realized during fiscal 1992.

     The cost of sales for fiscal 1993 increased by approximately $2.7 million over the prior year. Higher costs for repairs and maintenance, utilities and post-retirement benefits were offset by lower raw material costs and insurance expenses. Volume-related increases of natural gas and electricity usage combined with higher natural gas prices to cause an increase of $2.4 million in utility costs. Increased repairs and maintenance costs approximating $1.3 million resulted from a plant shutdown for maintenance, ongoing expenditures to continually improve clean operations and modifications to distillery equipment.
Also, fiscal 1993 employee benefit costs increased by almost $350,000 due to the accrual of higher post-retirement costs in accordance with the newly adopted accounting pronouncement. The reduction of raw material costs ($1.6 million), in spite of volume increases, was caused by lower prices for corn and milo combined with higher yields. Lower wheat prices were more than offset by decreased yields due to lower quality of the wheat crops. Insurance costs declined substantially as a result of more favorable experience in workers' compensation and general liability claims.

     Selling, general and administrative expenses increased over fiscal 1992 by $883,000. Commissions increased by approximately $540,000 due to higher volumes of sales subject to commissions. The provision for bad debts was $356,000 higher than the preceding year primarily relating to the write-off of one customer. Salaries and other employee benefits decreased by $260,000.

     Income from continuing operations increased by $2,418,000 to $14,630,000 in fiscal 1993. The improved profitability was largely due to higher volume sales of alcohol products combined with increased price realizations, primarily of fuel alcohol sales. While volume and price increases in vital wheat gluten and premium wheat starch occurred, increased raw material costs for wheat caused profitability of these products to decline. Higher volumes in all products resulted in greater overall operational efficiency which improved profitability.

     The consolidated effective income tax rate is consistent for the two fiscal years.

     The general effects of inflation for fiscal 1993 were minimal.

     The Company adopted two new accounting

                  1994 ANNUAL REPORT

               MIDWEST GRAIN PRODUCTS, INC.
       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS


pronouncements in fiscal 1993. Statement of Financial Accounting Standards (SFAS) No. 106, "Employer's Accounting for Post-Retirement Benefits Other Than Pensions," requires the cost of these benefits to be charged to expense during the years that employees render service rather than on the cash basis previously used. In addition to the initial recording of the cumulative effect of this accounting change as of July 1, 1992, the ongoing expense will also be higher than that charged in prior years under the previous method. SFAS No. 109, "Accounting for Income Taxes," establishes financial accounting and reporting standards for the effects of income taxes. The cumulative effect at July 1, 1992 results from the recomputation of the deferred income tax liability at current rates for temporary differences between tax and financial reporting which were originated in periods of higher tax rates.

     The effects of the activities of the discontinued operations and cumulative effects of the accounting changes combined with the Company's income from continuing operations to produce a net income of $16,236,000 for fiscal 1993, compared to $13,506,000 for the preceding year.
________________________________________________________________


















QUARTERLY FINANCIAL INFORMATION

     Generally the Company's sales are not seasonal except for minor variations affecting beverage alcohol and gluten sales. Beverage alcohol sales tend to peak in the fall as distributors order stocks for the holiday season, while gluten sales tend to increase during the second half on the fiscal year as demand increases for hot dog buns, and similar bakery products. The following table shows quarterly information for each of the years ended June 30, 1994 and 1993.

                                                                     Quarter Ending
                                               _________________________________________________
                                               Sept. 30      Dec. 31      March 31      June 30      Total
_______________________________________________________________________________________________________________
                                                         (in thousands except per share amounts)
Fiscal 1994
  Sales                                         $39,162       $45,286       $50,652      $50,868     $185,968
  Gross Profit                                    4,577         8,085        12,641       12,345       37,648
  Net Income                                      1,093         3,187         6,084        5,487       15,851
  Earnings per share                                .11           .33           .62          .56         1.62


Fiscal 1993
  Sales                                         $40,117       $41,993       $40,784      $40,532     $163,426
  Gross Profit                                    7,717         8,861         8,232        8,065       32,875
  Income from continuing operations               3,253         3,993         3,503        3,881       14,630
  Income before cumulative change
    in accounting principle                       3,543         5,368         3,503        3,881       16,295
  Net Income                                      3,484         5,368         3,503        3,881       16,236
  Earnings per share
   Continuing operations                            .33           .41           .36          .40         1.50
   Before cumulative change
    in accounting principle                         .36           .55           .36          .40         1.67
   Net Income                                       .35           .55           .36          .40         1.66
_______________________________________________________________________________________________________________












                     1994 ANNUAL REPORT
                             23

                  MIDWEST GRAIN PRODUCTS, INC.
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

    The following table is presented as a measure of the Company's liquidity and financial condition:

                                                                   At June 30,
                                                   ________________________________________
                                                            1994            1993
___________________________________________________________________________________________
                                                                (In Thousands)
     Cash, cash equivalents and short-term investments     $ 4,171          $23,539
     Long-term liquid investments                           14,504
     Long-term debt (including current maturities)          25,000               50

     Working capital                                        22,151           41,580
____________________________________________________________________________________________

LIQUIDITY AND CAPITAL RESOURCES

     Strong operations and the liquidation of net operating assets of McCormick caused the Company's cash and working capital positions to be higher than normal at June 30, 1993. These amounts have since been reduced as expenditures for the distillery expansion in Pekin, as well as other capital improvement projects, have exceeded cash generated from operating activities. Additionally, the Company has used $10.5 million of the $25 million borrowed to fund its expansion program.
Increased receivable and inventory levels due to volume increases have also reduced short-term liquidity. In spite of these high cash requirements to fund growth, the Company continued paying dividends to stockholders at a consistent pace.

     At June 30, 1994, the Company has amounts remaining to spend under capital improvements projects totaling approximately $22.3 million. As previously discussed, the distillery project at Pekin is proceeding on schedule toward a January, 1995 completion. Additionally, the gluten expansion and new wheat starch facilities at Pekin are expected to come on line in March, 1995, which will increase gluten and starch capacities by 40% and 70%, respectively. Capital improvement projects in Atchison include expansions of the flour mill, wheat starch capacity and wastewater treatment plant.

     In August, 1993, the Company borrowed $25 million through the issuance of unsecured fifteen-year senior notes bearing interest at 6.68%. The proceeds from this borrowing have been invested in short-term investments and are fully available to finance the ongoing expenditures. Additionally, the Company obtained an additional $20.0 million line of credit to go along with two already existing lines of credit totaling $5.0 million. There were no borrowings on either line of credit at June 30, 1994.

     Midwest Grain Products believes the above borrowings, existing working capital and working capital generated from future operations will allow it to accomplish its plant expansion and expanded working capital needs.









































                     1994 ANNUAL REPORT
                            24

                  MIDWEST GRAIN PRODUCTS, INC.

                 Independent Accountants' Report

Board of Directors and Stockholders
Midwest Grain Products, Inc.
Atchison, Kansas


     We have audited the accompanying consolidated balance sheets of MIDWEST GRAIN PRODUCTS, INC. as of June 30, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MIDWEST GRAIN PRODUCTS, INC. as of June 30, 1994 and 1993 and the results of its operation and its cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.

     As discussed in Notes 6 and 9 to the consolidated financial statements, the Company changed its methods of accounting for income taxes and post-retirement benefits other than pensions, respectively, during fiscal 1993.


                               /s/ Baird, Kurtz & Dobson
                                   BAIRD, KURTZ & DOBSON


Kansas City, Missouri
August 11, 1994
                     1994 ANNUAL REPORT
                            25

                  MIDWEST GRAIN PRODUCTS, INC.

                       Financial Review

                  Consolidated Statements of Income
             Years Ended June 30, 1994, 1993, and 1992

                                                                               1994         1993         1992
_______________________________________________________________________________________________________________
                                                                       (In Thousands, Except Per Share Amounts)

NET SALES (Note 14)                                                          $185,968     $163,426     $155,794
COST OF SALES                                                                 148,320      130,551      127,883
_______________________________________________________________________________________________________________
GROSS PROFIT                                                                   37,648       32,875       27,911

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                   12,212       10,677        9,794
_______________________________________________________________________________________________________________
                                                                               25,436       22,198       18,117

OTHER OPERATING INCOME (EXPENSE)(Note 8)                                         (669)        (264)          17
_______________________________________________________________________________________________________________
INCOME FROM OPERATIONS                                                         24,767        21,934      18,134

OTHER INCOME, NET                                                                 924         1,045       1,191

INTEREST EXPENSE                                                                  127            71          93
_______________________________________________________________________________________________________________
INCOME FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                                                          25,564         22,908     19,232

PROVISION FOR INCOME TAXES (Note 6)                                             9,713          8,278      7,020
_______________________________________________________________________________________________________________
INCOME FROM CONTINUING OPERATIONS                                              15,851         14,630     12,212

DISCONTINUED OPERATIONS (Note 14)
  Income from operations of McCormick Distilling
    (less applicable income tax)                                                                 616      1,294
  Gain on sale of certain assets of McCormick Distilling
    (less applicable income tax of $604)                                                       1,049
_______________________________________________________________________________________________________________
INCOME BEFORE CUMULATIVE CHANGE
  IN ACCOUNTING PRINCIPLE                                                                     16,295     13,506

CHANGE IN ACCOUNTING PRINCIPLE
  Cumulative effect of change in method of accounting
    for post-retirement benefits (net of income tax
    benefit of $1,288) (Note 9)                                                               (2,241)
  Cumulative effect of change in method of accounting
    for income taxes (Note 6)                                                                  2,182
_______________________________________________________________________________________________________________
NET INCOME                                                                   $ 15,851       $ 16,236   $ 13,506
===============================================================================================================
EARNINGS PER COMMON SHARE
  Continuing operations                                                         $1.62        $1.50        $1.25
  Discontinued operations                                                                      .17          .13
  Cumulative effect of changes in accounting principles                                       (.01)
______________________________________________________________________________________________________________
                                                                                $1.62        $1.66        $1.38
===============================================================================================================

           See Notes to Consolidated Financial Statements

                       1994 ANNUAL REPORT
                              26

                  MIDWEST GRAIN PRODUCTS, INC.

                       Financial Review

                 Consolidated Balance Sheets
                   June 30, 1994 and 1993
                          Assets

                                                                                   1994                  1993
_______________________________________________________________________________________________________________
                                                                                         (In Thousands)
CURRENT ASSETS
  Cash and cash equivalents                                                       $ 3,832              $ 20,074
  Short term investments                                                              339                 3,465
  Receivables (less allowance for doubtful accounts:
    1994-$25; 1993-$25)                                                            20,457                18,005
  Notes receivable                                                                    814                   814
  Inventories (Note 2)                                                             13,229                10,873
  Prepaid expenses                                                                    576                   629
  Deferred income taxes                                                               876                   548
_______________________________________________________________________________________________________________
  Total Current Assets                                                             40,123                54,408
_______________________________________________________________________________________________________________
INVESTMENTS                                                                        14,504
_______________________________________________________________________________________________________________
LONG-TERM RECEIVABLES                                                                 961                 2,168
_______________________________________________________________________________________________________________
PROPERTY AND EQUIPMENT, At cost (Note 3)                                          182,446               135,761
  Less accumulated depreciation                                                    69,888                65,666
_______________________________________________________________________________________________________________
PROPERTY AND EQUIPMENT, NET                                                       112,558                70,095
_______________________________________________________________________________________________________________
TOTAL ASSETS                                                                     $168,146              $126,671
===============================================================================================================



           See Notes to Consolidated Financial Statements

                      1994 ANNUAL REPORT
                             27

                   MIDWEST GRAIN PRODUCTS, INC.

                       Financial Review

                 Consolidated Balance Sheets
                 June 30, 1994 and 1993

              Liabilities and Stockholders' Equity

                                                                                   1994                  1993
_______________________________________________________________________________________________________________
                                                                                        (In    Thousands)
CURRENT LIABILITIES
  Current maturities of long-term debt                                                                  $    50
  Accounts payable                                                               $  8,551                 5,742
  Accrued expenses (Note 4)                                                         8,189                 6,797
  Income taxes payable                                                              1,232                   239
_______________________________________________________________________________________________________________
    Total Current Liabilities                                                      17,972                12,828
_______________________________________________________________________________________________________________
LONG-TERM DEBT (Note 5)                                                            25,000
_______________________________________________________________________________________________________________
POST-RETIREMENT BENEFITS (Note 9)                                                   5,045                 4,267
_______________________________________________________________________________________________________________
DEFERRED INCOME TAXES (Note 6)                                                      5,956                 6,370
_______________________________________________________________________________________________________________
STOCKHOLDERS' EQUITY (Note 5)
  Capital stock (Note 7)
  Preferred, 5% non-cumulative, $10 par value;
    authorized 1,000 shares; issued and outstanding 437 shares                          4                     4
  Common, no par;
    authorized 20,000,000 shares;
    issued and outstanding 9,765,172                                                6,715                 6,715
  Additional paid-in capital                                                        2,485                 2,485
  Retained earnings                                                               104,969                94,002
_______________________________________________________________________________________________________________
TOTAL STOCKHOLDERS' EQUITY                                                        114,173               103,206
_______________________________________________________________________________________________________________
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                       $168,146              $126,671
===============================================================================================================

          See Notes to Consolidated Financial Statements

                       1994 ANNUAL REPORT
                              28

                  MIDWEST GRAIN PRODUCTS, INC.

                       FINANCIAL REVIEW

              Consolidated Statements of Stockholders' Equity
                Years Ended June 30, 1994, 1993, and 1992
                                                                            Additional
                                                      Preferred   Common    Paid-in     Retained
                                                        Stock     Stock     Capital     Earnings        Total
_______________________________________________________________________________________________________________
                                                                        (In Thousands)
BALANCE, JUNE 30, 1991                                   $4      $6,715      $2,485      $73,782      $ 82,986
  1992 net income                                                                         13,506        13,506
  Payment of cash dividends
    of $.48 per share                                                                     (4,639)       (4,639)
_______________________________________________________________________________________________________________
BALANCE, JUNE 30, 1992                                    4       6,715       2,485       82,649        91,853
  1993 net income                                                                         16,236        16,236
  Payment of cash dividends
    of $.50 per share                                                                     (4,883)       (4,883)
_______________________________________________________________________________________________________________
BALANCE, JUNE 30, 1993                                    4       6,715       2,485       94,002       103,206
  1994 net income                                                                         15,851        15,851
  Payment of cash dividends
    of $.50 per share                                                                     (4,884)       (4,884)
_______________________________________________________________________________________________________________
BALANCE, JUNE 30, 1994                                   $4      $6,715      $2,485     $104,969      $114,173
===============================================================================================================

















        See Notes to Consolidated Financial Statements


                 1994 ANNUAL REPORT
                         29

                   MIDWEST GRAIN PRODUCTS, INC.
                        FINANCIAL REVIEW

                CONSOLIDATED STATEMENTS OF CASH FLOWS
              Years Ended June 30, 1994, 1993, and 1992
                                                                               1994         1993         1992
_______________________________________________________________________________________________________________
                                                                                       (In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                                                 $15,851      $16,236      $13,506
  Items not requiring (providing) cash
    Depreciation                                                               7,160        6,201        7,236
    Gain on sale of assets                                                      (513)      (1,119)        (325)
    Deferred income taxes                                                       (742)        (677)        (731)
    Change in accounting principles                                                            59
  Changes in:
    Accounts receivable                                                       (2,452)      (4,861)      (2,888)
    Inventories                                                               (2,356)      (2,294)          71
    Prepaid expenses                                                              53         (107)        (280)
    Accounts payable                                                            (111)      (1,699)       1,791
    Accrued expenses                                                             932        2,108        1,406
    Income taxes payable                                                         993       (1,087)        (483)
  Discontinued operations                                                                  10,414        1,344
_______________________________________________________________________________________________________________
        Net cash provided by operating activities                             18,815       23,174       20,647
_______________________________________________________________________________________________________________
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property and equipment                                        (45,690)     (12,190)     (15,020)
  Proceeds from sale of equipment                                                738          150          516
  Proceeds from sale of McCormick Distilling Company
    net of cash acquired                                                       1,089        5,088
  Change in current and non current investments, net                         (11,260)      (2,465)      (1,000)
_______________________________________________________________________________________________________________
        Net cash used in investing activities                                (55,123)      (9,417)     (15,504)
 ______________________________________________________________________________________________________________
CASH FLOWS FROM FINANCING ACTIVITIES
  Principal payment on long-term debt                                            (50)      (1,043)        (248)
  Proceeds from issuance of long-term debt                                    25,000
  Dividends paid                                                              (4,884)      (4,883)      (4,557)
_______________________________________________________________________________________________________________
        Net cash provided by (used in) financing activities                   20,066       (5,926)      (4,805)
_______________________________________________________________________________________________________________
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             (16,242)       7,831          338
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                  20,074       12,243       11,905
_______________________________________________________________________________________________________________
CASH AND CASH EQUIVALENTS, END OF YEAR                                      $  3,832      $20,074      $12,243
===============================================================================================================

     See Notes to Consolidated Financial Statements

              1994 ANNUAL REPORT
                       30

          MIDWEST GRAIN PRODUCTS, INC.

               Financial Review

   Notes to Consolidated Financial Statements


NOTE 1:  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

     Organization. The activities of Midwest Grain Products Inc. and its subsidiaries consist of production of vital wheat gluten, premium wheat starch, alcohol products and flour mill products. The Company sells its products on normal credit terms to customers in a variety of industries located primarily throughout the United States. Through its wholly-owned subsidiaries, the Company operates in Atchison, Kansas and Pekin, Illinois (Midwest Grain Products of Illinois, Inc.). Additionally, Midwest Grain Pipeline, Inc. another wholly-owned subsidiary, supplies natural gas to the Company.

     Principles of Consolidation. The consolidated financial statements include the accounts of Midwest Grain Products, Inc.
and all subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

    Inventories. Inventories are stated at the lower of cost or market on the first-in, first-out (FIFO) method.

     Property and Equipment. Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the assets. The Company capitalizes interest costs as a component of construction in progress, based on the weighted average rates paid for long-term borrowing. Total interest incurred each year was:


                                   Years Ended June 30,
                                ---------------------------
                                1994       1993       1992
                               ----------------------------
                                     (In Thousands)

Interest costs capitalized     $1,328
Interest costs
 charged to expense               127        $71        $93
                               -----------------------------
                               $1,455        $71        $93
                               =============================


     Earnings Per Common Share. Earnings per common share data is based upon the weighted average number of shares totaling
9,765,172 outstanding for each year.

     Cash Equivalents. The Company considers all liquid investments with maturities of three months or less to be cash equivalents and excludes unexpended funds included in investments intended for construction projects.

     Investments. Current and non-current investments consist primarily of money market funds and are valued at cost which approximates market.

     Income Taxes. Deferred tax liabilities and assets are recognized for the tax effect of the differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

     Reclassification. Certain reclassifications have been made to the 1993 financial statements to conform to the 1994 presentation. These changes had no effect on net income.


NOTE 2:  INVENTORIES

     Inventories consist of the following:

                                       June 30,
                                ______________________
                                   1994         1993
                                ______________________
                                     (In Thousands)
Whiskey, alcohol, and spirits    $ 3,798       $3,308
Unprocessed grain                  5,248        4,543
Operating supplies                 2,206        1,957
Gluten                             1,460          661
By-products and other                517          404
                                ______________________
                                 $13,229      $10,873
                                ======================





NOTE 3: PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                1994 ANNUAL REPORT
                       31

            MIDWEST GRAIN PRODUCTS, INC.
                 FINANCIAL REVIEW

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                        June 30,
                                ______________________
                                   1994         1993
                                ______________________
                                    (In Thousands)
Land, buildings and improvements  $16,890      $18,262
Transportation equipment            7,239        3,354
Machinery and equipment           105,804      102,263
Construction in progress           52,513       11,882
                                 ______________________
                                  182,446      135,761
Less accumulated depreciation      69,888       65,666
                                ______________________
                                 $112,558     $ 70,095
                                ======================


NOTE 4:  ACCRUED EXPENSES

  Other accrued expenses consist of the following:

                                       June 30,
                                ______________________
                                   1994         1993
                                ______________________
                                     (In Thousands)
Excise taxes                      $  768       $1,392
Employee benefit plans (Note 9)    2,098        1,404
Salaries and wages                 1,354        1,378
Dividends declared                 1,221        1,221
Property taxes                       511          429
Royalties                            441          429
Payroll taxes                         48           14
Insurance                          1,045          489
Interest                             696
Other expenses                         7           41
                                ______________________
                                  $8,189       $6,797
                                ======================







NOTE 5: LONG-TERM DEBT

  Long-term debt consists of the following:


                                       June 30,
                                ______________________
                                   1994         1993
                                ______________________
                                     (In Thousands)
Senior notes payable             $25,000
Other                                            $50
                                ______________________
                                  25,000          50
Less current maturities                           50
                                ______________________
  Long-term portion              $25,000         $ 0
                                ======================


   The senior notes payable are payable in annual installments of $2,273,000 from 1999 through 2008 with the final principal payment of $2,270,000 due in 2009. Interest is payable semi-annually at 6.68% per annum for the fifteen-year term of the notes. In connection with the borrowing, the Company, among other covenants, is required to maintain certain financial ratios, including a minimum consolidated tangible net worth of $70,000,000.

    At June 30, 1994, the Company had a formal revolving line of credit, with interest at prime minus 1%, amounting to $20.0 million, and two additional lines of credit with interest at prime, amounting to $5.0 million. There were no borrowings on any of the available lines.

     The fair value of the senior notes payable debt, based upon the borrowing rate of 8.0% currently available to the Company at June 30, 1994, was $23,700,000.

     Aggregate annual maturities of long-term debt at June 30, 1994 are as follows:



                                 (In Thousands)
         1995                      $       0
         1996                              0
         1997                              0
         1998                              0
         1999                          2,273
         Thereafter                   22,727
                                   _________
                                   $  25,000
                                   =========

NOTE 6:  INCOME TAXES

     Effective July 1, 1992, the Company elected early adoption of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. The cumulative effect at July 1, 1992 included in the accompanying consolidated statements of income was a $2,182,000 reduction in previously recorded deferred tax liabilities, or $.22 per share. Prior years' financial statements have not been restated to apply the provision of SFAS No. 109.

     The provisions for income taxes is comprised of the following:


                               Years Ended June 30,
                         ______________________________
                           1994       1993       1992
                         ______________________________
                                 (In Thousands)
Income taxes
  currently payable      $10,455     $9,913     $8,496
Income taxes deferred       (742)      (677)      (731)
                         ______________________________
                          $9,713     $9,236      $7,765
                         ==============================


                1994 ANNUAL REPORT
                       32

            MIDWEST GRAIN PRODUCTS, INC.
                 FINANCIAL REVIEW

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The income tax expense is reflected in the accompanying statements of income as follows:

                                  Years Ended June 30,
                             ____________________________
                              1994       1993       1992
                             ____________________________
                                    (In Thousands)
Continuing operations        $9,713     $8,278     $7,020
Discontinued operations
  Income from operations                   354        745
  Gain on disposal                         604
                             ____________________________
                             $9,713     $9,236     $7,765
                             ============================

     The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets were as follows:


                                          June 30,
                                 __________________________

                                   1994               1993
                                 __________________________
                                        (In Thousands)
Deferred tax assets
Accrued employee benefits        $  456            $    415
  Post-retirement liability       2,007               1,565
  Insurance accruals                415                 182
  Other                             110                  68
                                 __________________________
                                  2,988               2,230
                                 __________________________
Deferred tax liabilities:
  Accumulated depreciation       (7,564)             (7,520)
  Deferred gain on
    involuntary conversion         (504)               (532)
                                 __________________________
                                 (8,068)             (8,052)
                                 __________________________
Net deferred tax liability      $(5,080)            $(5,822)
                                 ==========================


     The above net deferred tax liability is presented on the consolidated balance sheets as follows:


                                            June 30,
                                    _________________________
                                      1994               1993
                                    _________________________
                                         (In Thousands)
Deferred tax asset - current        $   876          $    548
Deferred tax liability - current     (5,956)           (6,370)
                                    _________________________
Net deferred tax liability          $(5,080)        $  (5,822)
                                    =========================

     No valuation allowance has been recorded at June 30, 1994 or 1993.

     During 1992, deferred income taxes were provided for timing differences in the recognition of revenue and expense for tax and financial purposes. In 1992, the largest component of deferred taxes was an $8.5 million deferred tax liability resulting from depreciation.

     A reconciliation of the provision for income taxes from continuing operations at the normal statutory federal rate to the provision included in the accompanying consolidated statements of income is shown below:

                                     Years Ended June 30,
                                 ____________________________
                                   1994       1993       1992
                                 ____________________________
                                         (In Thousands)
"Expected" provision at
  Federal statutory rate (34%)   $8,694     $7,790     $6,539
Increases (decreases)
  resulting from:
    Effect of State
      income taxes                  760        871        510
    Other                           259       (383)      ( 29)
                                 ____________________________
Provision for income taxes       $9,713     $8,278     $7,020
                                 ============================

NOTE 7:  CAPITAL STOCK

     The Common Stock is entitled to elect four out of the nine members of the Board of Directors of the Company, while the Preferred Stock is entitled to elect the remaining five directors. Holders of Common Stock are not entitled to vote with respect to a merger, dissolution, lease, exchange or sale of substantially all of the Company's assets, or on an amendment to the Articles of Incorporation, unless such action would increase or decrease the authorized shares or par value of the Common or Preferred Stock, or change the powers, preferences or special rights of the Common or Preferred Stock so as to affect the holders of Common Stock adversely.

NOTE 8: OTHER OPERATING INCOME (EXPENSE)

    Other operating income (expense) consists of the following:

                                  Years Ended June 30,
                             ____________________________
                               1994       1993       1992
                             ____________________________
                                    (In Thousands)
Truck operations              $(88)      $(31)       $29
Warehousing and
  storage operations          (632)      (328)       (75)
Miscellaneous                   51         95         63
                             ____________________________
                             $(669)     $(264)       $17
                             ============================

                1994 ANNUAL REPORT
                       33

            MIDWEST GRAIN PRODUCTS, INC.
                 FINANCIAL REVIEW

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          JUNE 30, 1994, 1993, and 1992


NOTE 9:  EMPLOYEE BENEFIT PLANS

     The Company has a noncontributory defined benefit pension plan covering union employees. The plan provides benefits based on the participants' years of service. The Company only contributes amounts deductible for federal income tax purposes.

     Pension cost included the following components:


                                   Years Ended June 30,
                               ____________________________
                                 1994       1993       1992
                               ____________________________
                                      (In Thousands)
Service cost-benefits
  earned during year           $   53     $   53      $  57
Interest cost on projected
  benefit obligations             142        136        128
Actual investment income
  earned on plan assets           (83)      (203)      (103)
Amortization of transition
  liability and difference
  between actual and expected
  return on plan assets           (28)       105         12
                                ____________________________
Pension cost                    $  84      $  94        $94
                                ============================

     The funded status of the plan is as follows:

                                           June 30,
                                      __________________
                                        1994       1993
                                      __________________

                                        (In Thousands)
Accumulated benefit obligations
  including vested benefits
  of $1,976 and $1,938                $1,983      $1,955
                                      ==================
Plan assets at fair value             $1,727      $1,702
Projected benefit obligations
  for participants' service
  rendered to date                     1,983       1,955
                                      ______      ______
Projected benefit obligations
  in excess of plan's assets            (256)       (253)
Unrecognized gain (loss)                  21          (1)
Unrecognized prior service cost           71          77
Unrecognized net obligation at
  July 1, 1987 being recognized
  over the participants' average
  remaining service period               141         159
Adjustment required to recognize
  the minimum liability                 (233)       (235)
                                       __________________
Minimum pension liability              $(256)      $(253)
                                       ==================

     Plan assets are invested in cash equivalents, U.S.
Government securities, corporate bonds, fixed income funds and common stocks.

     The discount rate used in determining the actuarial resent value of the projected benefit obligation was 7.5%. The expected long-term rate of return on the plan's assets was 8.0%.

     The Company and its subsidiaries have employee stock ownership plans covering all eligible employees. Discretionary contributions to the plans totaled $1,323,000, $1,163,000 and $1,193,000 for the years ended June 30, 1994, 1993 and 1992, respectively. Contributions are made in the form of cash and/or additional shares of common stock.

     The Company and its subsidiaries provide certain health care and life insurance benefits to existing retired employees. The liability for such benefits is unfunded. The Company adopted the accounting provisions of the Statement of Financial Accounting Standards (SFAS) No. 106, "Employer's Accounting for Post-Retirement Benefits Other Than Pensions," during fiscal 1993. This standard requires that the expected cost of retiree health and life insurance benefits be charged to expense during the years that the employees render service rather than the Company's past practice of recognizing these costs on a cash basis.

     The cumulative effect of this accounting change reduced net income for the year ended June 30, 1993 by approximately $2.2 million ($3.5 million less related deferred income taxes of $1.3 million), or $.23 per share. The Company elected to record the transition obligation as a one-time charge against earnings rather than amortize it over a longer period. If the 1993 expense had been determined under the cash method previously used, the amount recognized would have been $187,000 before taxes.

                1994 ANNUAL REPORT
                       34

            MIDWEST GRAIN PRODUCTS, INC.
                 FINANCIAL REVIEW

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The status of the Company's plans at June 30, 1994 and 1993 was as follows:

                                          June 30,
                                  _______________________
                                    1994          1993
                                  _______________________
                                      (In Thousands)
Accumulated post-retirement
  benefit obligation:
    Retirees                      $2,854          $2,785
    Active plan participants       2,645           2,059
                                  _______________________
    Unfunded accumulated
      obligation                   5,499           4,844

  Unrecognized actuarial
      loss                          (454)           (577)
                                  _______________________
    Accrued post-retirement
     benefit cost                 $5,045          $4,267
                                  =======================


     Net post-retirement benefit cost included the following components:

                                         June 30,
                                 ______________________
                                   1994          1993
                                 ______________________

                                      (In Thousands)
Service cost                     $  153          $  115
Interest cost                       388             420
                                 ______________________
Post-retirement benefit cost     $  541          $  535
                                 ======================


     The expense under the cash method previously used was $136,000 for fiscal 1992.

     The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 13.5% (compared to 14.0% assumed for 1993) reducing to reducing to 11.0 % over five years and 6 % over 23 years. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $480,000 at June 30, 1994 and the service and interest cost by $80,000 for the year then ended.

     A weighted average discount rate of 8.0% was used in determining the accumulated benefit obligation.

NOTE 10: MAJOR CUSTOMERS

     During the years ended June 30, 1994, 1993 and 1992, the
Company had sales to one customer accounting for approximately
14.5 % 13.0 % and 14.5 %, respectively, of consolidated sales.

NOTE 11:  OPERATING LEASES

     The Company has several noncancellable operating leases for railcars which expire from January, 1995 through November, 2000. The leases generally require the Company to pay all service costs associated with the railcars. Rental payments include minimum rentals plus contingent amounts based on mileage.

     Future minimum lease payments at June 30, 1994 are as follows:


                                          (In Thousands)
1995                                          $   697
1996                                              651
1997                                              596
1998                                              501
1999                                              262
Thereafter                                         48
                                            _________
Future minimum lease payments               $   2,755
                                            =========


     Rental expense for all operating leases with terms longer than one month totaled $532,000, $136,000 and $166,000 for the years ended June 30, 1994, 1993 and 1992, respectively.














NOTE 12:  ADDITIONAL CASH FLOW INFORMATION


                                     Years Ended June 30,
                              ______________________________
                                1994       1993       1992
                              ______________________________
                                       (In Thousands)
 Noncash Investing and
  Financing Activities
    Purchase of property and
      equipment in accounts
      payable                 $  3,931    $ 2,045    $   100
    Notes received from
      sale of subsidiary                    4,557
    Dividends declared           1,221      1,221      1,221
 Additional Cash Information
  Interest paid                    127         67         93
  Income taxes paid              9,460     10,648      8,354



                1994 ANNUAL REPORT
                       35

            MIDWEST GRAIN PRODUCTS, INC.
                 FINANCIAL REVIEW

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:  CONTINGENCIES

     There are various legal proceedings involving the Company and its subsidiaries. Management considers that the aggregate liabilities, if any, arising from such actions would not have a material adverse effect on the consolidated financial position or operations of the Company.

NOTE 14: SALE OF McCORMICK DISTILLING COMPANY

     On December 31, 1992, the Company's wholly-owned subsidiary McCormick Distilling Company, sold its principal operating assets consisting of inventories, property and equipment, trademarks, patents and licenses, to MDC Acquisition Company (now known as McCormick Distilling Company), an independent business formed by a group of private investors. The Company retained accounts receivable and assumed accounts payable while MDC assumed certain accrued liabilities, including excise taxes, of approximately $1.7 million. In addition, the Company received cash of approximately $3.1 million, a $1.6 million 30-day note at prime and a three year note for approximately $3.0 million, collateralized by bulk whiskey, with interest payable at prime. The sale resulted in a gain of $1.0 million after taxes of approximately $600,000.

     The three year note receivable had a balance due of approximately $1.5 million at June 30, 1994 and is included in notes receivable in the consolidated balance sheet.

     The disposal is being accounted for as a discontinued operation and, accordingly, its operating results are segregated and reported as discontinued operations in the accompanying consolidated statements of income.

     Summarized results of operations of McCormick Distilling
Company were as follows:


                                    Years Ended June 30,
                                 ________________________
                                   1993            1992
                                 ________________________
                                       (In Thousands)
Results of Operations:
  Net Sales:
    Grain products sales         $ 13,167        $ 22,970
    Excise taxes                   26,133          52,542
                                 ________________________
                                   39,300          75,512
  Income before
    income taxes                      971           2,039
  Provision for
    income taxes                      355             745
                                 ________________________
  Income from
    operations                    $   616        $  1,294
                                 ========================

















                1994 ANNUAL REPORT
                       36